Enabling the Digital World in the Home

Filed by Ad.Venture Partners, Inc.

Pursuant to Rule 425 under

the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject company: Ad.Venture Partners, Inc.

Commission file: 000-51456

Contact: Ilan Slasky

Ad.Venture Partners, Inc.

ilan@adventurepartnersinc.com

212-682-5357

180 Connect Inc.

Acquisition by

Ad.Venture Partners, Inc.

Forward-Looking Statement – 180 Connect

This investor presentation contains forward-looking statements which reflect management's expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities of 180 Connect
Inc. (the “Company”). Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements reflect Management's current beliefs and are based on information currently available to Management.
Forward-looking statements involve significant risk, uncertainties and assumptions.
References should be made to the Company’s Annual Information Form available on
SEDAR at www.sedar.com for a description of the risks and uncertainties facing the company.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this investor presentation are based upon what Management believes to be reasonable assumptions, the Corporation cannot assure that actual results will be consistent with these forward-looking statements.
These forward looking statements are made as of the date of this investor presentation and the Company assumes no obligation to update or review these statements to reflect new events or circumstances, except as required by law.

Additional Disclosures

This presentation was filed with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933, as amended, on April 24, 2007.

Ad.Venture Partners, Inc. (“AVP”) intends to hold presentations for certain of its stockholders, as well as other persons who might be interested in purchasing AVP’s securities, regarding its acquisition of 180 Connect Inc. (“180”) pursuant to an
Arrangement Agreement, dated as of March 13, 2007, among AVP, 6732097 Canada Inc. and 180 (the “Arrangement”).  This
presentation will be distributed to participants at such presentations.

Additional Information and Where to Find It

AVP has filed a combined preliminary proxy and registration statement on Form S-4 with the Securities and Exchange
Commission in connection with the Arrangement and will mail a definitive proxy statement to its stockholders containing information about the Arrangement. Investors and security holders are urged to read the registration statement and the definitive proxy statement of AVP carefully when it is available. The proxy and registration statement contains important information about the companies, the arrangement and related matters.  Stockholders will be able to obtain a copy of the definitive proxy and registration statement, without charge, by directing a request to: Ad.Venture Partners, Inc., 360 Madison
Avenue, 21st Floor, New York, New York 10017. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

AVP and its officers and directors may be deemed to be participating in the solicitation of proxies from the AVP’s stockholders in favor of the approval of the proposed arrangement. Information concerning the AVP’s directors and officers is set forth in the publicly filed documents of AVP. Stockholders may obtain more detailed information regarding the direct and indirect interests of the AVP and its directors and officers in the proposed business combination by reading the proxy and registration statement  and other publicly filed documents of AVP regarding the proposed arrangement.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties (including statements related to the proposed arrangement of AVP and 180 and the combined companies’ future growth, financial performance, industry trends, growth expectations and service offerings).  These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated arrangement, including the risk that required regulatory clearances or stockholder approvals might not be obtained in a timely manner or at all.  Specifically, AVP is required by the terms of its charter to liquidate if it does not consummate a business combination by August 31, 2007, irrespective of the status of such approvals or review. In addition, statements in this press release relating to the operational and financial characteristics of 180 are subject to risks relating to the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, the reliance on key customers, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors which are described in the proxy and registration statement filed by AVP with the Securities and Exchange Commission.

Investment Highlights

One of the largest outsourced providers of technology fulfillment and integration services for the home and commercial markets

Enabling convergence in the digital home - HDTV, DVRs, VOIP, etc

One of largest residential public company pure plays

Blue chip customers with improving pricing and visibility

Significant barriers to entry in terms of infrastructure and exclusivity in over 90%
of territories

Substantial capital infusion will fund growth initiatives and deleverage the balance sheet

National footprint with significant capacity to leverage expertise and capture additional revenue

AVP management intends to purchase up to $7.0 million of AVP's outstanding common stock

Value creation opportunity – approximately 20% post transaction discount from
EV/07E EBITDA multiple of Peer Group(1)

3

(1)

EBITDA from continuing operations is a non-Canadian GAAP financial measure and may not be directly comparable to similarly titled measures presented by other companies.  See Appendix A for an explanation of EBITDA from continuing operations and a reconciliation to a comparable
Canadian GAAP financial measure.

                See Appendix C for peer group analysis; 180 Connect 2007E EBITDA based on mid point of 180 Connect’s public guidance; Assumes restricted cash is included in Enterprise Value Calculation and based on $5.75 stock price on 4/23/07

Transaction Overview

Summary of Merger Proposal

On March 13, 2007, AVP (OTCBB as AVPA and AVPA.W) entered into definitive agreement to merge with 180 Connect Inc., (TSX: NCT.U) in all stock transaction

All stock transaction – cash in trust to be invested in the company

AVPA will issue 20 million shares on a fully-diluted basis

180 Connect will exchange 1 share for 0.627 shares of either AVP common stock or exchangeable shares of a Canadian subsidiary of AVP1

Implied equity valuation of approximately $115 million ($3.58 per 180 share) and enterprise valuation of approximately $160 million

Pro-forma ownership2: 180 60%; AVPA 40%

Stockholder approval requirements: 180 -  2/3 of common shareholders; AVPA –
50% of votes cast and no more than 19.99% can vote no and redeem

Board composition: 4 insiders (2 from both 180 & AVPA), 5 independents

Expected close in Summer 2007 and expected to be listed on the Nasdaq Global
Market

1Subject to adjustment for professional fees and other expenses associated with the transaction.

2Based on the treasury stock method.

3Provided that holders of no more than 19.99% of the common stock issued in AVP's initial public offering vote against the transaction and elect to exercise their conversion rights.

Benefits of the Merger

Substantial capital infusion from Ad.Venture

De-leverages 180’s balance sheet

Increases operational flexibility

Provides a foundation for expansion and acquisitions

Attainment of listing on major U.S. exchange

Improved exchange liquidity

Greater access to institutional investors

Value creation opportunity

Acquisition multiple of 6.5x EV/07E EBITDA from continuing
operations(1,3); post-transaction of 8x(4) vs. approximately 10x times peer group (2) – 20% discount

Combined with ongoing growth opportunities represents significant value

(1)

EBITDA from continuing operations is a non-Canadian GAAP financial measure and may not be directly comparable to similarly titled measures presented by other companies.  See Appendix A for an explanation of EBITDA from continuing operations and a reconciliation to a comparable Canadian GAAP financial measure.

(2)

See Appendix C for peer group analysis

(3)

180 Connect 2007E EBITDA based on mid point of 180 Connect’s public guidance

(4)

Assumes restricted cash is included in Enterprise Value Calculation and based on $5.75 stock price on 4/23/07

Ad.Venture Partners (“AVP”) Overview

Delaware special purpose acquisition company, organized in 2005 to acquire one or more operating businesses in the technology, media or telecommunications industries

IPO: filed April 7, 2005, priced August 25, 2005 with gross proceeds of
$54 million, $50.3 million placed in trust account

9 million units at $6.  Each unit consists of 1 common share and 2 warrants

18,000,000 warrants outstanding, which are exercisable on the completion of a business combination, and which expire on August 25,
2010. Exercise price of $5.00/share

Unit Purchase Option outstanding: 450,000 units at $7.50 per unit, consisting of one share and two warrants exercisable at $6.65 per share.
Exercisable upon the completion of a business combination

Company Overview

180 Connect Overview

One of North America’s largest providers of installation, integration and fulfillment services

Satellite  - 2nd largest member of DIRECTV’s managed Home Service
Provider Network

Cable – Cablevision (largest installer), Rogers, Time Warner, Cox,
WoW

Fiber Network Design and Engineering

New Home Construction – structured wiring and home integration

Performs approximately 3 million in-home visits per year

More than 4,000 highly-trained technicians and a fleet of over 3,000
Company-owned vehicles operating out of 85 branches across the United
States and Canada

2007E Revenue and EBITDA from continuing operations(1) of $365-$375 and $24-$26 million

(1)  EBITDA from continuing operations is a non-Canadian GAAP financial measure and may not be directly comparable to similarly titled measures presented by other companies.  See Appendix A for an explanation of EBITDA from continuing operations and a reconciliation to a comparable Canadian GAAP financial measure.

180 Connect Mission Statement

To be the Premier Player in
Outsourced Fulfillment and
Installation of Next
Generation Technology for
the Satellite, Cable and
Telco Industries

Business Overview

Diversified Service Offering

Satellite

Network

Services

Digital

Interiors

Cable

Operates 85 branches across the US and Canada

More than 4,000 highly-trained technicians

Fleet of over 3,000 Company-owned vehicles

Enabling the Digital World in the Home

DIRECTV subscriber base is projected to grow at a 3.2% CAGR (net adds) from 15.2 million in 2005 to 17.8 million in 2010 (1)

Convergence of technology driving demand for additional installation services in the home, including voice, data and video offerings

Increased demand for fully integrated offerings

Strong upgrade trend from basic to digital cable and HDTV

Introduction of a variety of other new technologies

HDTV, DVRs, VOIP, Broadband, and Integrated Home Audio

(1)  Deutsche Bank: Cable/Satellite Spotlight, January 30, 2006.

Business Transformation Under Current Management Team

Focus on core earnings and cash flow v. revenue growth

Intense analysis of technician efficiency, fleet utilization, use of sub-
contractors and operating metrics

Significant focus on customer satisfaction experience, resulting in customer bonus eligibility

Rebuilding and expanding partnership with customers

DIRECTV desires greater throughput and customer satisfaction

Economic model rewards quality performance

Cable customers looking to expand 180 Connect within existing branch network

Develop new programs associated with core assets – expect 3 million home visits per year

Trusted Partner For Blue-Chip Customer Base

Infrastructure

QUALITY

TECHNOLOGY

T
R
A
I
N
I
N
G

H
U
M
A
N

C
A
P
I
T
A
L

Family of Companies

Ironwood

Digital Interiors -  Home

Digital Interiors – Security

Wirecomm

Piedmont

Network Services

Trend toward
outsourcing

DirecTV

Rogers

Cablevision

TimeWarner

COX

WOW

Ryland Homes

Morrison Homes

Satellite: Service Offering

Performs satellite installations, upgrades and service calls for DIRECTV residential and commercial customers

Operates in 54 branches across 22 states, primarily in the western
U.S., with approximately 3,400 technicians and 2,300 Company-owned vehicles (“COVs”)

Second largest provider in HSP Network, representing 25% of the country’s DMAs and market share of DIRECTV

Exclusive in 94% of territories

Satellite Business Snapshot

1,982

1,773

1,243

Number of Truck Rolls (in thousands)

2,300

2,300

340

Number of Vehicles

3,400

2,800

2,058

Number of Technicians

54

15%

2006

54

54

Number of Locations

33%

2005

--

Percent Revenue Growth

2004

Cable: Service Offering

Performs residential cable, broadband and VoIP installations, reconnections, disconnections, service upgrades and general service calls for major cable Multiple System Operators (“MSOs”)

Growth in popularity of digital cable, VoIP, and broadband services are increasing the size of the business

Significant contractor for both Cablevision and Rogers

Cable Business Snapshot

1064

800

830

Number of Truck Rolls (in thousands)

650

582

323

Number of Vehicles

823

675

410

Number of Technicians

22

34%

2006

28

43

Number of Locations

19%

2005

--

Percent Revenue Growth

2004

Network Services: Service Offering

Provides fiber-to-the-home network design services and national construction and installation project management for developers and municipalities

High margin business with current backlog of contracts for approximately $10 million in 2007

High technological requirements

Low fixed cost infrastructure

Contracts with municipalities to oversee the construction and installation of fiber networks including City of Ontario, California and City of Shafter, California and
Boise Idaho airport

Late stage bids on several significant municipal fiber overbuilds pending.

Recent deal momentum, and improved balance sheet expected to significantly improve win rate going forward

Network Services Business Snapshot

23

2

Number of Vehicles

17

17

Number of Project Managers

1

$7.0

2006

1

Number of Locations

$0.4

2005

Revenue (in millions)

Digital Interiors – Home: Service Offering

Home integration services business that functions as a subcontractor to home builders and developers to install video, audio, security, telecommunications and data cabling in new homes

Developed through the acquisition of Digital Interiors in March 2005

Installs RG-6, CAT-5, security, phone and speaker cabling

Recognized brand in southwestern U.S. with recent expansion into
Phoenix and Houston that leverage the Company’s fixed cost
infrastructure

Additional areas of expansion:

Structured wiring, monitored security, communications, distributed audio and home theater

Emerging business with good potential

Financial Overview

Historical and Projected Revenue Growth

($ in millions)

$83.5

$210.7

$279.7

335.4

$365 - $375(1)

(1)  2007E Revenue based on 180 Connect public guidance

EBITDA from Continuing Operations(1) Growth

($ in millions)

(1)

EBITDA from continuing operations is a non-Canadian GAAP financial measure and may not be directly comparable to similarly titled measures presented by other companies.  See Appendix A for an explanation of EBITDA from continuing operations and a reconciliation to a comparable Canadian GAAP financial measure.

(2)

2007E EBITDA based on 180 Connect public guidance

$13.8

$1.0

$24 - $26(2)

Balance Sheet Summary

($ in millions)

(1)  EBITDA from continuing operations is a non-Canadian GAAP financial measure and may not be directly comparable to similarly titled measures presented by other companies.  See Appendix A for an explanation of EBITDA from continuing operations and a reconciliation to a comparable Canadian GAAP financial measure.

180 Connect Management Team

M. Brian McCarthy - Chairman

Mr. McCarthy brings thirty years of extensive senior leadership and advisory experience in the North American business market. He served as Executive Vice President of Technology and Business Strategy at General Electric and
as President, Integrated Systems Division of GE Interlogix. Before that, Mr. McCarthy served as Chief Executive
Officer, Americas at Interlogix prior to that company's acquisition by General Electric. In addition, he served in several senior executive roles with ADT Ltd. for over 15 years and was the Senior Vice President of Operations for
ADT Ltd. when he left that company. Currently, Mr. McCarthy acts as a consultant with McCarthy and Associates LLB based in Scottsdale, Arizona.

Peter Giacalone - President, Chief Executive Officer

Prior to joining 180 Connect, Mr. Giacalone served as Executive Vice President of Customer Satisfaction at DIRECTV
and had primary responsibility for all of DIRECTV operations relating to home services, call center and supply chain operations. Prior to that, Mr. Giacalone served as Vice President of Finance for The News Corporation Limited ("News
Corp.") since 1997. In that position, Mr. Giacalone worked with senior executive management primarily supporting global merger and acquisition-related activity, including News Corp's acquisitions of Hughes and Sky Italia. As part of the corporate finance team, he also supported ongoing financial reporting and business analysis.

Steven Westberg - Chief Financial Officer

Mr. Westberg brings over 30 years of senior financial management experience in the North American business market. He served from 2002-2006 as Vice President, Finance for Independence Air. Previously, Mr. Westberg
served from 1995-2002 as Executive Vice President, General Manager and CFO of Midway Airlines Corporation. In
addition, he served in several senior executive roles with Continental Airlines, Inc. from 1991-1995 and was Vice
President Corporate Development when he left that company. Mr. Westberg served from 1996-2005 on the board of
Cargo Holdings International, Inc. and was a member of that company's Compensation Committee.

AVP Management Team

Howard S. Balter – Chairman and Chief Executive Officer

Mr. Balter co-founded AVP in April 2005 and has been Chairman and CEO since that time.  Mr Balter was chairman and a managing member of Innovation Interactive, LLC, a diversified Internet advertising company, from May 2002 when it was acquired in a management buy-out from Net2Phone, Inc. until its sale in November 2005. Prior to that he was chief executive officer and a director of Net2Phone, Inc., a leading Internet telephony company. Mr. Balter was a director at
Net2Phone, Inc. from October 1997 to October 2001, its chief executive officer from January 1999 to October 2001 and its vice chairman of the board of directors from May 1999 to October 2001. Mr. Balter also served as Net2Phone, Inc.’s treasurer from October 1997 to July 1999. Prior to his employment with Net2Phone, Inc., Mr. Balter was employed by IDT
Corp., a diversified international telecommunications company, where he was chief operating officer from 1993 to 1998 and chief financial officer from 1993 to 1995. Mr. Balter was a director of IDT Corp. from December 1995 to January 1999 and vice chairman of IDT Corp.’s board of directors from October 1996 to January 1999.

Ilan M. Slasky – President and Secretary

Mr. Slasky co founded AVP in April 2005 and has been President since that time. Mr. Slasky has been vice chairman and a managing member of Innovation Interactive, LLC from May 2002 until its acquisition in November 2005. Prior to that he was chief financial officer at Net2phone, Inc. from January 1999 to January 2002. Prior to his employment with
Net2Phone, Inc., Mr. Slasky was employed by IDT Corp., where he was its executive vice president of finance from
December 1997 to January 1999, its director of carrier services from November 1996 to July 1997 and its director of finance from May 1996 to November 1996. Mr. Slasky worked for Merrill Lynch as a supervisor in the Risk Management group from 1992 to 1993, as an assistant fixed income trader from 1993 to 1994 and as a collateral management specialist in the Global Equity Derivatives group from 1994 to 1995.

Lawrence J. Askowitz –  Director

Mr. Askowitz is a founder and partner at Z Communications Capital, which advises and acquires communication and media technology companies. Before founding Z Communications Capital, from April 2004 to April 2005, Mr. Askowitz was the telecommunication and media technology partner at ZelnickMedia Corporation, a private equity firm that acquires and operates media businesses. Mr. Askowitz was employed by Deutsche Bank in the Telecommunications Corporate Finance
Group, where he served as a director from September 2000 through December 2001 and as a managing director and head of the U.S. Wireless Banking practice from January 2002 to September 2003. From April 1998 to December 1999,
Mr. Askowitz was a vice president at Credit Suisse First Boston in the Media & Telecommunications Corporate Finance
Group and the Mergers & Acquisitions Group and served as a director of those groups from January 2000 to September
2000. From 1987 to 1998, Mr. Askowitz was employed by Lazard where he worked as an analyst, associate and vice president in the Banking and Public Finance Departments. Mr. Askowitz served as a director of Horizon PCS, Inc., a provider of personal communications services under the Sprint brand from October 2004 until July 2005 when it merged into iPCS Inc., another Sprint affiliate. Since November 1, 2005, Mr. Askowitz has served on the Advisory Board of
Infogate Online, an IPTV middleware provider.

Ad.Venture Management Accomplishments

Extensive experience in starting, financing, growing, operating and selling technology , media and telecommunications companies

30+ years combined experience

Private and public company expertise, including:

Innovation Interactive LLC

Performance-based Internet advertising company, acquired in
MBO from Net2Phone in 2002

Grew revenue from $7M to $45M (estimate FY05) in 3 years

Highly profitable

Sold for 30X return in 3 ½ years

Net2Phone, Inc. (NASDAQ: NTOP)

Leading global Voice over IP provider

Grew revenue from $7M to $150M in 5 years

Sold interest to AT&T for $1.4 billion in cash

IDT Corp. (NYSE: IDT)

Diversified telecom services provider

Grew revenue from $1.7M to $700M in 6 years

Investment Conclusion

One of the largest outsourced provider of technology fulfillment and integration services for the home in a large and growing market

Success of  turnaround last two years will create operating leverage &
margin expansion opportunities

Significant capacity to leverage expertise and capture additional revenue

Performs approximately 3 million in-home visits per year

Significant barriers to entry

Transaction will fund growth initiatives

Significantly strengthens the balance sheet

AVP management has indicated they intend to purchase up to $7.0 million of AVP’s outstanding common stock in the market ~ 14% of the float

Appendix

Appendix A: EBITDA Reconciliation

(1) EBITDA from continuing operations excludes interest estimated for 2007 to be $12 million , income tax recovery, depreciation and amortization of customer contracts estimated for 2007 to be $18 million.  The comparable Canadian GAAP measure is Loss from continuing operations before taxes, estimated for 2007 to be $4 million to $6 million. EBITDA from continuing operations is a non-Canadian GAAP measure and does not have a standardized meaning prescribed by GAAP. As such it is not likely to be comparable to similar measures presented by other issuers. Management believes that these terms provide a better assessment of cash flow from the Company's operations by eliminating the charge for depreciation, amortization and impairment of goodwill and customer contracts which are non-cash expense items and (gain) loss on sale of assets which is not considered to be in the normal course of operating activity. The comparative Canadian GAAP measure is net loss from continuing operations.

Appendix B –
Share Counts

180 Connect Share Count (as of March 30, 2007)

180
Connect
Basic
Shares

Ad.Venture
Basis

Adjusted
for
Treasury
Stock
Method

Multiply by
0.6272

AVP Share Count

see next slide

Treasury Stock Method

Appendix C –
Peer Group Analysis

Peer Group Valuation